UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                                     No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela

Elli Levinson Sela, Adv.
General Counsel &
Corporate Secretary

Dated: November 25, 2009

Contact:
Blue Square-Israel Ltd.
Dror Moran, CFO
Toll-free telephone from U.S. and Canada:  888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

BLUE SQUARE - ISRAEL LTD. ANNOUNCES FINANCIAL
RESULTS FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 2009

- COMPLETION OF DEPLOYING THE COMPANY'S BRANCHES IN AN ACCURATE CHAIN STRUCTURE AND ADJUSTED TO THE MARKET CONDITION
- EXPANSION OF THE PRIVATE BRAND "MEGA ", REACHING 6% OF THE
SALES, STARTING TO YIELD FRUITS
BLUE SQUARE REPORTS STABILITY IN THE OPERATING PROFIT DESPITE THE INCREASED COMPETITION AND ONE-TIME EXPENSES
THE SUCCESSFUL LAUNCH OF THE LOYALTY CLUB RESULTED IN THE ENROLLMENT OF 350,000 NEW CLUB MEMBERS IN THE THIRD QUARTER AND IN THE AGGREGATE THE CLUB HAS 500,000 MEMBERS.
THE COMPANY ANNOUNCES THE COMMENCEMENT OF THE SECOND STAGE IN THE DEVELOPMENT OF "EDEN TEVA MARKET" CHAIN PLANNING TO OPEN "EDEN" BRANCHES IN THE COMPANY STORES UNDER THE CONCEPT OF "STORE WITHIN A STORE"

ROSH HA’AYIN, Israel – November 25, 2009 - Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced its financial results for the third quarter and nine months ended September 30, 2009.

Results for the third quarter of 2009
Revenues for the third quarter of 2009 were NIS 1,925.5 million (U.S.(A) $512.4 million), compared to NIS 1,936.2 million in the corresponding quarter of 2008 ─ a decrease of 0.6%.  Supermarket same store sales (SSS) for the period decreased by 2.5% (compared to a decrease of 6.8% in sales in SSS in the first half) due to the recession in the market, increased competition and erosion of the sales prices in HD chains. On the other hand, the decrease in sales was offset by the net addition of nine new stores during the last 12-month period of approximately 8,000 square meters.

Gross Profit of the third quarter of 2009 amounted to NIS 533.2 million (U.S. $ 141.9 million) (27. 7 % of revenues) compared to gross profit of NIS 538.8 million (27.8% of revenues) in the corresponding quarter of 2008. The decrease in the gross profit margin derives from an increase in the relative scope of sales of the HD chains of total sales that were offset from the improvement of trade agreements and supplier discounts and from the contribution of the private brand of "Mega", which already accounts for 6% of total sales.

Selling, General, and Administrative Expenses for the third quarter of 2009 amounted to NIS 474.4 million (U.S. $ 126.2 million) (24.6% of revenues) compared to NIS 478.8 million (24.7% of revenues) in the corresponding period, a decrease of 0.9%. The decrease reflects the effect of efficiency measures taken by the company during the quarter which was mitigated by 1)increased expenses associated with the net addition of nine new stores, including the expenses associated with the accelerated opening of five branches of the "Eden Teva Market" format during the last twelve months 2) enrollment costs of  a new phase of  the "You" club 3) costs  deriving from the increase in the expenses of the private brand 4) increase of the CPI, which affects expenses of rental fees and municipal taxes.

Operating Income (before changes in fair value of investment property and other gains and losses) in the third quarter of 2009 amounted to NIS 58.7 million (U.S $ 15.6 million) (3.1% of revenues) compared to the operating income of NIS 60.0 million (3.1% of revenues) in the corresponding period

Changes in fair value of Investment Property: In the third quarter of 2009, the Company recorded gain from appreciation of investment property in the amount of NIS 6.7 million (U.S $ 1.8 million). In the corresponding period of the previous year, no change in the value of investment property was recorded.

Other Gains and Losses, Net: In the third quarter of 2009, the Company recorded other expenses, net of NIS 4.9 million (U.S. $ 1.3 million), compared to net income of NIS 11.1 million in the corresponding period. The expenses this quarter included costs of NIS 2.4 million (U.S $ 0.6 million) relating to the transaction of transferring real estate properties from Mega Retail Ltd. to Blue Square Real Estate and costs associated with the synergy of headquarters in BEE group amounting to NIS 0.8 million (U.S $ 0.2 million). In the corresponding quarter, mainly derives from decrease in holding rate in companies held by BEE Group due to reorganization.

Operating Income before financing in the third quarter of 2009 was NIS 60.5 million (U.S. $ 16.1 million) (3.1% of revenues) compared to operating income of NIS 71.1 million (3.7% of revenues) in the third quarter of 2008.

Financial Expenses (net) for the third quarter of 2009 were NIS 44.7 million (U.S. $11.9 million) compared to financial expenses (net) of NIS 50.1 million in the corresponding quarter of the previous year. The decrease in financial expenses in this quarter compared to the corresponding quarter last year mainly derives from financial income from derivative financial instruments that contributed in this quarter an income of NIS 7.0 million (U.S $1.9 million) compared to an expense of NIS 6.4 million in the corresponding quarter last year and from financial income from marketable securities that contributed this quarter an income of NIS 3 million compared to an expense of NIS 3 million in the corresponding quarter.  The decrease in the financial expenses was offset mainly as a result of the increase in financial expenses on long term loans and debentures in the amount of NIS 15.6 million this quarter compared to the corresponding quarter.

Taxes on Income for the third quarter 2009, tax benefit amounted to NIS 13.9 million (U.S. $3.7 million) (net of tax benefit in respect of the changes in tax rates as detailed below of NIS 20.3 million the effective tax rate was 40.9% compared to a statutory tax rate of 26%) compared to tax expenses of NIS 8.9 million (effective tax rate of 42.6% compared to a statutory tax rate of 27%) in the corresponding quarter. The change of tax expenses in the corresponding quarter to tax benefit this quarter mainly derives from recording tax benefit due to the decrease in deferred tax liabilities following the change in tax rates, as a result of the legislation of the Law for Economic Efficiency (Legislation Amendments for the Implementation of Economic Plan for 2009- 2010) 5769 – 2009, which prescribed, among others, the gradual decrease of corporate tax rate down to 18% in the 2016 tax year and onwards.

The implication of the change in the tax rates were reflected in the results of the third quarter of 2009 by a decrease in deferred tax liability and a recognition in income from taxes in the amount of NIS 20.3 million (U.S $ 5.4 million) out of which the portion attributed to the company's shareholders is NIS 15.2 million (U.S $ 4.0 million).

Net Income for the third quarter of 2009 was NIS 29.6 million (U.S. $ 7.9 million) compared to net income of NIS 12.0 million in the third quarter of 2008. The increase in the net income in this quarter compared to the corresponding quarter last year derives from tax benefit offsetting decrease in operating income, as mentioned above. The net income for the third quarter of 2009 attributable to shareholders, was NIS 25.1 million (U.S. $6.7 million), or NIS 0.57 per ADS (U.S. $ 0.15), while the portion attributable to the share of minority interests was NIS 4.5 million (U.S. $1.2 million).

Cash Flows in the third quarter of 2009
Cash Flows from Operating Activities: Net cash flows deriving from operating activities in the third quarter of 2009 amounted to NIS 173.7 million (U.S. $ 46.2 million) compared to NIS 59.5 million in the corresponding quarter last year. The increase in cash flows from operating activities derives from increase in the negative working capital balances, decrease in paid taxes and was offset from decrease in operating income.

Cash Flows from Investing Activities: Net Cash flows proceeds from investing activities in the third quarter of 2009 amounted to NIS 307.3 million (U.S. $81.8 million) compared to net cash flows of NIS 73.3 million used in investing activities in the corresponding quarter last year. Cash flows proceeds from investing activities in the third quarter of 2009 included mainly realization of short term deposits of NIS 389.3 million (U.S. $103.6 million) net of cash used in investing activities for purchase of property and equipment, intangible assets and investment property in a total amount of NIS 72.5 million (U.S. $19.3 million) and net investment in marketable securities of NIS 12.2 million (U.S. $3.2 million). Cash used in investing activities in the third quarter of 2008 mainly included the purchase of property and equipment in a total amount of NIS 52.3 million  and  purchase shares of minority interests in subsidiaries in the amount of NIS 35.4 million.

Cash Flows from Financing Activities: Net Cash flows used in financing activities in the third quarter of 2009 amounted to NIS 167.4 million (U.S $ 44.5 million) compared to net cash provided by financing activities of NIS 98.8 million in the corresponding period last year. Cash flows used in financing activities in the third quarter of 2009 included mainly decrease in short term credit of NIS 380.3 million (U.S $ 101.2 million), repayment of long term loans of NIS 31.9 million (U.S $ 8.5 million), dividend paid to minority in subsidiaries in the amount of NIS 7.3 million (U.S $ 1.9 million),  repayment of convertible debentures of NIS 13.3 million (U.S $ 3.5 million) and interest paid in the amount of NIS 35.2 million (U.S $ 9.4 million) net of receipt of long term loans amounting to NIS 301 million (U.S $ 80.1 million). Cash flows provided by financing activities in the third quarter of 2008 mainly included receipt of long term loans of NIS 172.5 million and increase in short term bank credit of NIS 25 million net of cash used in financing activities for repayment of long term loans of NIS 56.5 million, dividend paid to minority in subsidiaries of NIS 11 million and interest paid in the amount of NIS 30.8 million.

Comments of Management
Commenting on the financial results, Mr. Zeev Vurembrand, Blue Square’s President and CEO, said: "2009 is marked by strategic measures with long term impact, which will shape the image and performance of the company in the coming years: the adjustment of the chains and the sub-brands through the establishment of Mega Bool Chain, the entry into the private brand segment and the launch of renewed loyalty club. In addition, during 2009 we performed a procedure of increasing operating efficiency and structural change which costs were charged to statement of operations.

In "Teva Eden Market" we completed Stage A of opening 9-10 branches. In Stage B, we intend to open approximately 6 Eden branches during the next two years inside the Mega branches, as a store within a store.

In BEE retail group, during the next two quarters the synergy process of the headquarters will be finalized and the new logistic center will commence its operations during the second half of 2010. "Mega Bool" brand positions itself as a strong and leading brand in the HD segment in shorter time than expected. In conclusion, we began to see the fruits of the strategy, which was first implemented a year ago and we expect that the new actions will continue to impact the results of the company in the coming quarters".

Additional Information

1.	As of September 30, 2009, the Company operated 203 supermarkets in the following formats: Mega In Town -119; Mega Bool – 47; Mega – 11; Shefa Shuk – 17; Eden Teva Market – 9.

2.	EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)
In the first nine months of 2009, the EBITDA  was NIS 311.7 million (U.S. $ 83 million) (5.6 % of revenues) compared to NIS 344.0 million (6.1% of revenues) in the corresponding period of last year.
In the third quarter of 2009, amounted to NIS 106.5 million (U.S. $ 28.4 million) (5.5 % of revenues) compared to NIS 104.3 million (5.4% of revenues) in the corresponding quarter of last year.
As of September 30, 2009, the ratio of its net financial obligations to EBITDA was 3.6 and the ratio of its unpledged property and equipment to the net financial obligations was 1.7.

Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non- GAAP) and is defined as income before financial income (expenses) net, other gain (losses) net, changes in fair value of investment property, taxes, depreciation and amortization. It is presented because it is a measure commonly used in the retail industry and is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under Generally Accepted Accounting Principles (GAAP) and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results. Reconciliation between our income for the period and EBITDA is presented in the attached condensed financial reports.

3.	On October 1, 2009, Standard & Poors Maalot ratified the rating of ilA+ for the debentures Series A and B of the company and updated the rating forecast from stable to negative.

Data in NIS (millions)

Data	Q3 2009	Q3 2008	1-9 2009	1-9 2008
Sales	1,925.5	1,936.2	5,534.2	5,675.8
Gross profit	533.2	538.8	1,538.0	1,569.9
% Gross profit	27.7%	27.8%	27.8%	27.7%
Operating profit (before increase in fair value of real estate)	58.7	60.0	179.6	221.0
%Operating profit (before increase in fair value of real estate)	3.1%	3.1%	3.2%	3.9%
Financial expenses	44.7	50.1	92.0	98.6
Net income	29.6	12.0	79.4	114.3

Events During the third Quarter of 2009

Reorganization of real estate activity – transfer of real estate properties to the subsidiary Blue Square Real Estate Ltd.

In September 2009, the reorganization plan of the real estate activity of the company and its centralization under the subsidiary (78.45%) Blue Square Real Estate (BSRE), was completed under which the real estate properties of the subsidiary Mega Retail Ltd. (formerly Blue Square Chain Investment & Properties Ltd) (Mega Retail), were transferred to BSRE.

Within the approval of the property transfer transaction the following were approved as well:

1.
Lease agreement to lease the transferred properties that are not leased to third parties to Mega Retail for ten years from the closing date of the purchase agreement and an option to the lessee to extend the lease agreement for five additional years, and,

2.
An agreement to extend the term of the existing lease agreements between Mega Retail and BSRE to an identical period (ten years from the closing date of the purchase agreement and an option to the lessee to extend the lease agreement for five additional years).

The completion of the transaction was performed as a of split pursuant to Section 105 to the Income Tax Ordinance which confers upon Mega Retail an exemption from the payment of land appreciation tax at this stage and its deferment under the split agreement with BSRE until the realization of the properties (as far as realized) or by the depreciation rate of the depreciable properties by BSRE. In addition, the payment of purchase tax for the transaction will be at a reduced tax rate of 0.5%.
The company and the subsidiaries, Mega Retail and BSRE will be subject to the restrictions prescribed by the provisions regarding the split pursuant to Section 105 to the Ordinance.

BSRE pledged certain of the transferred properties as collateral for a loan taken in order to finance the transaction.  Transaction costs including purchase tax were recorded as expense in the statement of operations.

Results for the first nine months of 2009
Revenues for the first nine months of 2009 were NIS 5,534.2 million (U.S $1,472.6 million), compared to NIS 5,675.8 million in the corresponding period of 2008 ─ a decrease of 2.5%.  Supermarket same store sales (SSS) for the period decreased by 5.5% due to the recession and increased competition and erosion of prices in HD chains. On the other hand, the decrease in sales was offset by the net addition of nine new stores during the 12-month period of approximately 8,000 square meters.

Gross Profit in the first nine months of 2009 amounted to NIS 1538.0 million (U.S. $ 409.3 million) (27.8 % of revenues) compared to gross profit of NIS 1,569.9 million (27.7% of revenues) in the corresponding period of 2008. The increase in the gross profit derives from an increase in sales of BEE group characterized with relatively higher gross profit margins relative to the acceptable gross profit in the area of food retailing. In addition, the gross profit increased from trade agreements, some of which relate to the establishment of Mega Bool chain that offset the effect of the planned erosion in the gross profit margin as a result of establishing the chain.

Selling, General, and Administrative Expenses in the first nine months of 2009 amounted to NIS 1,358.4 million (U.S. $ 361.4 million) (24.5% of revenues) compared to NIS 1,348.9 million (23.8% of revenues) in the corresponding period, an increase of 0.7%. The increase reflects increase in expenses deriving from 1) net addition of  9 new stores, part of which relate to accelerated opening of 5 branches of the "Eden Teva Market" during the last 12 months 2) costs associated with launch of "Mega Bool" chain. 3) enrollment costs of a new phase of the "You" club 4) increase of the CPI, which affects expenses of rental fees and municipal taxes. On the other hand, the company took efficiency measures which resulted in decrease in payroll and related expenses. This decrease was offset in one time costs of NIS 9 million.

Operating Income (before changes in fair value of investment property and other gains and losses) in the first nine months of 2009 amounted to NIS 179.6 million (U.S $ 47.8 million) (3.2% of revenues) compared to the operating income of NIS 221.0 million (3.9% of revenues) in the corresponding period. The decrease in operating income was effected by the decrease in sales and increase in selling and administrative expenses, as mentioned above.

Changes in fair value of Investment Property: in the first nine months of 2009, the Company recorded gain from appreciation of investment property of NIS 8.4 million (U.S $ 2.2 million) compared to NIS 18.0 million in the corresponding period of the previous year.

Other Gains and Losses, Net: in the first nine months of 2009, the Company recorded other expenses, net of NIS 5.6 million (U.S. $ 1.5 million), compared to other expenses of NIS 9.3 million in the corresponding period of the previous year. The expenses included, in this period, provision for impairment of property and equipment in Dr. Baby stores in the amount of NIS 3.7 million (U.S. $ 1.0 million) and costs of NIS 2.4 million (U.S. $ 0.6 million) related to the transaction of transferring real estate properties from Mega Retail to BSRE and were offset by the capital gain in the amount of NIS 0.3 million (U.S. $ 0.1 million) from selling 1.55% of the shares of Blue Square Real Estate for NIS 10.1 (U.S. $ 2.7 million) and from capital gain of NIS 2.8 million (U.S. $ 0.7 million) from the purchase of 8% of Naaman shares held by minority. In the corresponding period, income mainly included gain from decrease in holding rate in companies held by BEE group due to the reorganization.

Operating Income before financing in the first nine months of 2009, was NIS 182.4 million (U.S. $ 48.5 million) (3.3% of revenues) compared to operating income of NIS 248.3 million (4.4% of revenues) in the corresponding period in 2008.

Financial Expenses (net) in the first nine months of 2009 were NIS 92.0 million (U.S. $24.5 million) compared to financial expenses (net) of NIS 98.6 million in the corresponding period of the previous year. The decrease in financial expenses in the current period compared to the corresponding period last year mainly derives from the effect of the change in the value of derivative financial instruments that contributed in the current period to an income of NIS 25 million (U.S $6.6 million) compared to an income of NIS 8.3 million in the corresponding period last year net of increase in the net financial debt of the company in the current period compared to the corresponding period last year which resulted in increase in short term financial expenses by NIS 10.7 million (U.S $2.8 million) in the current period compared to the corresponding period last year.

Taxes on Income in the first nine months of 2009 were NIS 10.9 million (U.S. $2.9 million) (12.1% effective tax rate compared to a statutory tax rate of 26%) compared to NIS 35.4 million (effective tax rate of 23.7% compared to a statutory tax rate of 27%) in the corresponding period. The decrease in the effective tax rate in this period compared to the corresponding period last year derives mainly from recording tax benefit due to the decrease in deferred tax liabilities following the change in tax rates, as a result of the legislation of the Law for Economic Efficiency (Legislation Amendments for the Implementation of Economic Plan for 2009- 2010) 5769 – 2009, which prescribed, among others, the gradual decrease of corporate tax rate down to 18% in the 2016 tax year and onwards. The implication of the change in the tax rates were reflected in the results of this period by decrease in deferred tax liability and recognition in income from taxes in the amount of NIS 20.3 million (U.S $ 5.4 million) out of which the portion attributed to the company's owners is NIS 15.2 million (U.S $ 4.0 million).

Net Income for the first nine months of 2009 was NIS 79.4 million (U.S. $ 21.1 million) compared to net income of NIS 114.3 million in the corresponding period of 2008. The decrease in the net income in the first nine months of the year compared to the corresponding period last year derives from a decrease in operating income and a decrease in income from appreciation of investment property net of a decrease in income tax expenses, as mentioned above. The net income for the first nine months of 2009, attributable to shareholders, was NIS 64.7 million (U.S. $17.2 million), or NIS 1.49 per ADS (U.S. $ 0.40), while the portion attributable to the share of minority interests was NIS 14.7 million (U.S. $3.9 million).

Cash Flows in the first nine months of 2009
Cash Flows from Operating Activities: Net cash flows deriving from operating activities in the first nine months of 2009 amounted to NIS 331.7 million (U.S. $ 88.2 million) compared to NIS 337.7 million in the corresponding period last year. The decrease in cash flows from operating activities derives mainly from a decrease in operating income, and part of which was offset from decrease in net taxes paid.

Cash Flows from Investing Activities: Net Cash flows used in investing activities in the first nine months of 2009 amounted to NIS 169.2 million (U.S. $45 million) compared to net cash flows of NIS 111.8 million used in investing activities in the corresponding period last year. Cash flows used in investing activities in the first nine months of 2009 included mainly purchase of property and equipment, intangible assets and investment property of NIS 177.4 (U.S $ 47.3 million) and net investment in marketable securities of NIS 9.4 million (U.S $ 2.5 million) net of cash flows proceeds from realization of property and equipment and investment property in a total amount of NIS 7.7 million (U.S.$2 million) and proceeds from realization of investment in a subsidiary in the amount of NIS 10.1 million (U.S. $2.6 million). Cash flows used in investing activities in the first nine months of 2008 included mainly purchase of property and equipment, intangible assets and investment property amounting to NIS 208 million, net proceeds in marketable securities in the amount of NIS 11.1 million and investment in subsidiary in the amount of NIS 35.4 million, net of proceeds from realization short term deposits of NIS 101 million and interest received of NIS 12.3 million.

Cash Flows from Financing Activities: Net Cash flows deriving from financing activities in the first nine months of 2009 amounted to NIS 198.6 million (U.S $ 52.9 million) compared to net cash provided by financing activities of NIS 31.4 million in the corresponding period last year. Cash flows deriving from financing activities in the first nine months of 2009 included mainly increase in short term credit of NIS 96.2 million (U.S $ 25.6 million) and receipt of long term loans of NIS 307.5 million (U.S $ 81.8 million) net of cash flows used for repayment of long term loans of NIS 98.2 million (U.S $ 26.1 million) repayment of convertible debentures of NIS 13.3 million (U.S $ 3.5 million) dividend paid to minority in subsidiary in the amount of NIS 13.5 million (U.S $ 3.6 million) and paid interest of NIS 81 million (U.S $ 21.6 million). Net Cash flows deriving from financing activities in the first nine months of 2008 included mainly receipt of long term loans of NIS 186.2 million and short term bank credit of NIS 41.6 million, net of repayment of long term loans of NIS 102.6 million, interest paid of NIS 70.5 million and dividend paid to minority in subsidiaries of NIS 22 million.

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at September 30, 2009: U.S. $1.00 equals NIS 3.758. The translation was made solely for the convenience of the reader.

##

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 204 supermarkets under different formats, each offering varying levels of service and pricing.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2008.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

BLUE SQUARE – ISRAEL LTD.
 CONDENSED INTERIM CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2009
(UNAUDITED)

				Convenience translation(a)
	December 31,	September 30,		September 30,
	2008	2008	2009	2009
	Audited	Unaudited
	NIS			U.S. dollars
	In thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	95,325	313,738	445,085	118,437
Marketable securities	171,849	176,964	188,909	50,268
Bank deposits	206	650	864	230
Trade receivables	729,970	896,191	798,286	212,423
Other accounts receivable	87,624	408,558	292,066	77,718
Derivative financial instruments	-	-	1,513	403
Income taxes receivable	74,446	67,339	84,520	22,491
Inventories	497,080	511,755	534,628	142,264
	1,656,500	2,375,195	2,345,871	624,234

NON-CURRENT ASSETS:
Investment in associates	4,915	4,930	4,787	1,274
Derivative financial instruments	5,248	850	21,106	5,616
Prepaid expenses in respect of operating lease	192,426	195,186	189,526	50,433
Other long term receivables	1,554	4,158	1,394	371
Property and equipment, net	1,701,222	1,673,245	1,765,853	469,892
Investment property	434,232	409,297	437,354	116,379
Intangible assets and deferred charges	404,422	345,116	402,775	107,178
Deferred taxes	44,508	36,695	43,647	11,614
	2,788,527	2,669,477	2,866,442	762,757
Total assets	4,445,027	5,044,672	5,212,313	1,386,991

BLUE SQUARE – ISRAEL LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2009
(UNAUDITED)

	December 31,		September 30,		Convenience translation(a) September 30,
	2008		2008	2009	2009
	Audited		Unaudited		U.S. dollars
	In thousands

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit and loans from banks and others	210,901		213,739	309,643	82,396
Current maturities of debentures and convertible debentures	25,999		21,501	75,811	20,173
Trade payables	1,006,386		1,197,281	1,199,366	319,150
Other accounts payable	426,217	*	613,380	617,291	164,261
Income taxes payable	6,933		5,846	4,061	1,081
Dividend payable	-		150,000	-	-
Provisions for other liabilities	43,397		36,756	42,920	11,421
	1,719,833		2,238,503	2,249,092	598,482

LONG-TERM LIABILITIES:
Loans from banks, net of current maturities	341,586		339,672	542,400	144,332
Convertible debentures, net of current maturities	130,525		134,320	141,004	37,521
Debentures, net of current maturities	985,844		1,009,180	953,256	253,660
Other liabilities	39,925		35,160	23,503	6,254
Derivatives financial instruments	21,074	*	6,316	8,361	2,225
Liabilities in respect of employee benefits, net	49,911		39,125	48,757	12,974
Deferred taxes	60,327		54,864	43,063	11,459
	1,629,192		1,618,637	1,760,344	468,425
Total liabilities	3,349,025		3,857,140	4,009,436	1,066,907

SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 1 par value	57,094		57,094	57,438	15,284
Additional paid-in capital	1,018,405		1,018,405	1,030,259	274,151
Other reserves	(261)		1,176	10,904	2,902
Accumulated deficit	(154,719)		(161,407)	(81,089)	(21,578)
	920,519		915,268	1,017,512	270,759

Minority interest	175,483		272,264	185,365	49,325

Total equity	1,096,002		1,187,532	1,202,877	320,084

Total liabilities and shareholders’ equity	4,445,027		5,044,672	5,212,313	1,386,991

*) Reclassified, under the application of IAS1(R). The company classified financial liabilities at fair value through the statements of operations from current liabilities to long term liabilities.

           BLUE SQUARE – ISRAEL LTD.
           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
        FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

						Convenience
						translation(a)
						for the
	Year ended	For the Nine months		For the Three months		nine months ended
	December 31,	Ended September 30,		Ended September 30,		September 30,
	2008	2008	2009	2008	2009	2009
	Audited	Unaudited				Unaudited
	NIS					U.S. dollars
	In thousands (except share and per share data)

Revenues from sales, net	7,429,121	5,675,797	5,534,212	1,936,236	1,925,473	1,472,648
Cost of sales	5,369,149	4,105,935	3,996,225	1,397,451	1,392,320	1,063,391

Gross profit	2,059,972	1,569,862	1,537,987	538,785	533,153	409,257

Selling, general and administrative expenses	1,794,720	1,348,865	1,358,401	478,815	474,420	361,469

Operating profit before changes in fair value of investment property and other gains and losses	265,252	220,997	179,586	59,970	58,733	47,788

Other gains	12,233	12,458	4,464	11,841	-	1,188
Other losses	14,716	3,160	10,029	734	4,927	2,669
Changes in fair value of investment property, net	19,067	17,970	8,390	-	6,650	2,233
Operating profit	281,836	248,265	182,411	71,078	60,456	48,540

Finance income	60,700	41,651	46,689	10,738	18,405	12,424
Finance expenses	(166,295)	(140,214)	(138,649)	(60,874)	(63,138)	(36,894)
Share in losses of associates	(33)	(18)	(128)	(1)	(40)	(34)

Income before taxes on income	176,208	149,684	90,323	20,940	15,683	24,036
Taxes on income (tax benefit)	43,806	35,415	10,893	8,941	(13,887)	2,899

Income for the period	132,402	114,269	79,430	11,999	29,570	21,137

Attributable to:
Equity holders of the parent	104,586	94,149	64,720	6,536	25,114	17,223
Minority interests	27,816	20,120	14,710	5,463	4,456	3,914

Net income per Ordinary share attributed to Company shareholders or ADS:
Basic	2.41	2.17	1.49	0.15	0.57	0.40
Fully diluted	1.62	1.85	1.49	0.15	0.49	0.40

Weighted average number of shares or ADS used for computation of income per share:
Basic	43,372,819	43,372,819	43,505,219	43,372,819	43,717,058	43,505,219
Fully diluted	45,037,692	45,037,693	43,505,219	43,372,819	44,597,479	43,505,219

BLUE SQUARE - ISRAEL LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW FOR
FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

						Convenience
						translation(a)
		For the		For the		for the nine months
	Year ended	Nine months		Three months		ended
	December 31,	ended September 30,		ended September 30		September 30,
	2008	2008	2009	2008	2009	2009
	Audited	Unaudited				Unaudited
	NIS					U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes on income	176,208	149,684	90,323	20,940	15,683	24,036
Income tax paid, net	(94,212)	(81,773)	(36,610)	(33,729)	(1,835)	(9,742)
Adjustments required to reflect the cash flows from operating activities (a)	327,777	269,794	277,937	72,265	159,837	74,196
Net cash provided by operating activities	409,773	337,705	331,650	59,476	173,685	88,490

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(211,646)	(163,022)	(155,653)	(52,227)	(63,214)	(41,419)
Purchase of investment property	(69,749)	(36,380)	(8,039)	(48)	(4,732)	(2,139)
Purchase of minority shares in subsidiaries	(186,403)	(35,400)	(8,020)	(35,400)	-	(2,134)
Purchase of intangible assets	(30,372)	(8,618)	(13,717)	-	(4,525)	(3,650)
Proceeds from collection of short-term bank deposits, net	102,531	101,015	(657)	589	389,343	(175)
Proceeds from sale of property, plant and equipment	1,559	7,249	1,965	305	428	523
Proceeds from investment property	6,567	-	5,700	-	-	1,517
Proceeds from sale of marketable securities	185,104	142,634	64,564	36,397	7,385	17,181
Investment in marketable securities	(169,747)	(131,544)	(73,917)	(30,904)	(19,578)	(19,669)
Proceeds from sale of investment in subsidiary	-	-	10,074	-	-	2,681
Interest received	17,778	12,261	8,464	8,019	2,135	2,252
Net cash provided by (used in) investing activities	(354,378)	(111,805)	(169,206)	(73,269)	307,242	(45,032)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid to shareholders	(150,000)	-	-	-	-	-
Issuance of debentures	121,259	-	-	-	-	-
Dividend paid to minority shareholders of subsidiaries	(22,077)	(22,077)	(13,523)	(10,960)	(7,342)	(3,598)
Receipt of long-term loans	231,398	186,221	307,500	172,512	301,000	81,826
Repayment of long-term loans	(130,571)	(102,564)	(98,225)	(56,490)	(31,864)	(26,137)
Repayment of long term credit from trade payables	(1,740)	(1,305)	(1,305)	(435)	(435)	(347)
Repayment of convertible debentures	-	-	(13,297)	-	(13,269)	(3,538)
Short-term credit from banks and others, net	15,689	41,603	96,214	24,958	(380,346)	25,603
Proceeds from exercise of options in a subsidiary	-	-	2,306	-	-	614
Interest paid	(89,244)	(70,450)	(81,049)	(30,808)	(35,170)	(21,567)
Net cash provided by (used in) financing activities	(25,286)	31,428	198,621	98,777	(167,426)	52,856
INCREASE IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT	30,109	257,328	361,035	84,984	313,501	96,314
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT AT BEGINNING OF PERIOD	53,029	56,410	83,138	228,754	130,672	22,123
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT AT END OF PERIOD	83,138	313,738	444,173	313,738	444,173	118,437

BLUE SQUARE - ISRAEL LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

							Convenience
							translation(a)
			For the		For the		for the nine months ended
		Year ended	Nine months		Three months		September
		December 31,	ended September 30,		ended September 30		30,
		2008	2008	2009	2008	2009	2009
		Audited	Unaudited				Unaudited
		NIS					U.S. dollars
		In thousands

(a)	Adjustments required to reflect the cash flows from operating activities:
	Income and expenses not involving cash flows:
	Depreciation and amortization	153,882	117,804	123,814	41,744	45,048	32,947
	Increase in fair value of investment property, net	(19,067)	(17,970)	(8,390)	-	(6,650)	(2,233)
	Share in losses of associated Companies, net	33	18	128	1	40	34
	Benefit component in grant of employee options	8,175	5,253	8,472	2,587	2,853	2,254
	Loss (gain) from sale and disposal of property, plant and equipment and provision for impairment of property, plant and equipment, net	5,989	(121)	3,983	104	1,787	1,060
	Loss (gain) from changes in fair value of derivative financial instruments	(19,247)	(8,278)	(24,965)	6,350	(7,013)	(6,643)
	Linkage differences on debentures, loans and other long term liabilities	59,669	61,198	48,189	25,941	31,832	12,823
	Capital loss (gain) from realization of investments in subsidiaries	(9,801)	(10,055)	393	(11,658)	-	105
	Accrued severance pay, net	263	(278)	(1,154)	(1,498)	(862)	(307)
	Decrease in value of marketable securities deposit and long-term receivables, net	11,169	13,004	7,931	9,601	868	2,111
	Interest paid, net	71,466	58,189	72,585	22,789	33,036	19,315

	Changes in operating assets and liabilities:
	Decrease (increase) in trade receivables and other accounts receivable	59,967	(309,146)	(276,601)	(248,613)	(221,189)	(73,603)
	Decreased (increase) in inventories	(43,136)	(57,811)	(36,985)	(20,164)	155	(9,842)
	Increase (decrease) in trade payables and other accounts payable	48,415	417,987	360,537	245,081	279,932	96,175
		327,777	269,794	277,937	72,265	159,837	74,196

BLUE SQUARE - ISRAEL LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

							Convenience
							translation(a)
			For the		For the		for the nine months
		Year ended	Nine months		Three months		ended September
		December 31,	ended September 30,		ended September 30		30,
		2008	2008	2009	2008	2009	2009
		Audited	Unaudited				Unaudited
		NIS					U.S. dollars
		In thousands

(b)	Supplementary information on investing and financing activities not involving cash flows:
	Conversion of convertible debentures into shares of subsidiaries	6,655	6,387	-	2,224	-	-
	Conversion of convertible debentures into shares of the company	-	-	12,198	-	12,198	3,113
	Purchasing property, plant and equipment on credit	14,797	10,169	10,201	10,169	10,201	2,714

BLUE SQUARE - ISRAEL LTD.
SELECTED OPERATING DATA
FOR THE NINE MONTH AND THREE MONTH PERIOD
ENDED SEPTEMBER 30, 2009
(UNAUDITED)

	For the nine months ended September 30		For the three months ended September 30		Convenience translation(a) for the three months ended September 30
	2008	2009	2008	2009	2009
	NIS	NIS	NIS	NIS	U.S.$
	(Unaudited)

Sales (in millions)	5,676	5,534	1,936	1,925	512

Operating profit before changes in fair value of investment property and other gains and losses	221	180	60	59	15.7

EBITDA (in millions)	344	312	104	107	28.4

EBITDA margin	6.1%	5.6%	5.4%	5.5%	N.A

Increase (decrease) in same store sales	3.1%	(5.5)%	0.6%	(2.5)%	N.A

Number of stores at end of period	194	203	194	203	N.A

Stores opened during the period	9	10	4	3	N.A

Stores closed during the period	-	1	-	-	N.A

Total square meters at end of period	356,300	364,300	356,300	364,300	N.A

Square meters added during the period, net	12,900	9,900	5,400	2,000	N.A

Sales per square meter	15,234	14,568	5,015	4,896	1,303

Sales per employee (in thousands)	724	759	235	259	69

BLUE SQUARE - ISRAEL LTD.
RECONCILIATION BETWEEN INCOME FOR THE PERIOD TO EBITDA
FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

	Year ended December 31,	For the Nine months ended September 30,		For the Three months ended September 30		Convenience translation(a) for the nine months ended September 30,
	2008	2008	2009	2008	2009	2009
	Unaudited
	NIS					U.S. dollars
	In thousands

Income for the period	132,402	114,269	79,430	11,999	29,569	21,137
Taxes on income (tax benefit)	43,806	35,415	10,893	8,941	(13,885)	2,899
Finance income	(60,700)	(41,651)	(46,689)	(10,738)	(18,405)	(12,424)
Finance expenses	166,295	140,214	138,649	60,874	63,138	36,894
Other losses (gains)	2,483	(9,298)	5,565	(11,107)	4,927	1,481
Changes in fair value of investment property	(19,067)	(17,970)	(8,390)	-	(6,650)	(2,233)
Depreciation and amortization	153,882	117,804	123,814	41,744	45,048	32,947
Benefit component in grant of employee options	8,175	5,253	8,472	2,587	2,853	2,254
EBITDA	427,276	344,036	311,744	104,300	106,595	82,955